Secretariat

GPO Box 2719	Telephone (02) 9378-3546	J D Hatton
Sydney NSW 1155	Facsimile (02) 9378-3317	Secretary

10 April 2003

The Manager Company Announcements Platform Australian Stock Exchange 20 Bridge Street SYDNEY NSW 2000

Dear Sir

Change of Registered Office Address

I wish to notify the Australian Stock Exchange of a change of address in the Commonwealth Bank’s Registered Office from Level 1, 48 Martin Place, Sydney to Level 7, 48 Martin Place, Sydney.

The change took effect on Tuesday, 8 April 2003.

Yours faithfully

J D Hatton